Exhibit 99.40

Volaris Reports June 2020 Traffic Results:

 Gradual recovery of demand and capacity

Mexico City, Mexico. July [6], 2020 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports June 2020 preliminary traffic results.

In June 2020, Volaris carefully managed its network in response to the decline in demand for air travel due to the SARS-CoV-2 (COVID-19) pandemic. Management’s focus has been on generating marginal contribution and thus, capacity measured by ASMs (Available Seat Miles) was 41% of the same period last year, above the guidance originally issued by the Company. This is an increase of 234% versus May 2020. Demand measured by RPMs (Revenue Passenger Miles) was 34% of last year’s value. This represents an increase of 179% versus the previous month. Volaris transported a total of 585 thousand passengers during the month of June, an increase of 175% versus May and 31% of 2019 result. Booked load factor for June 2020 was 73.1%, a decrease of 16.2 pp year over year.

During June 2020, Volaris announced five domestic routes from Mexico City to the following cities: Torreon, Coahuila; Ciudad del Carmen, Campeche; Campeche, Campeche; Tampico, Tamaulipas and Villahermosa, Tabasco.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commenting on the traffic results for June 2020, said: “We are seeing a gradual recovery of demand that was accelerating towards the end of June and into July. Volaris has been promoting safe travel protocols to gain trust of the customers and has reinforced its bus switching campaigns highlighting the advantages of traveling by airplane. For July 2020 Volaris plans to operate approximately 60% of its capacity versus the originally published schedule in response to a gradual recovery of the market”.

The following table summarizes Volaris traffic results for the month and year to date.

	June 2020	June 2019	Variance	June YTD 2020	June YTD 2019	Variance
RPMs (in millions, scheduled & charter)
Domestic	478	1,245	(61.6%)	4,596	7,198	(36.2%)
International	125	550	(77.3%)	1,708	2,916	(41.4%)
Total	603	1,795	(66.4%)	6,304	10,114	(37.7%)
ASMs (in millions, scheduled & charter)
Domestic	690	1,363	(49.4%)	5,455	8,221	(33.6%)
International	135	647	(79.1%)	2,078	3,637	(42.9%)
Total	825	2,010	(58.9%)	7,533	11,858	(36.5%)
Load Factor (in %, scheduled, RPMs/ASMs)
Domestic	69.3%	91.3%	(22.0) pp	84.2%	87.6%	(3.4) pp
International	92.6%	85.1%	7.5 pp	82.2%	80.3%	1.9 pp
Total	73.1%	89.3%	(16.2) pp	83.7%	85.3%	(1.6) pp
Passengers (in thousands, scheduled & charter)
Domestic	505	1,495	(66.2%)	5,206	8,572	(39.3%)
International	80	382	(79.2%)	1,176	2,045	(42.5%)
Total	585	1,877	(68.9%)	6,382	10,617	(39.9%)

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 93 and its fleet from four to 82 aircraft. Volaris offers more than 226 daily flight segments on routes that connect 39 cities in Mexico and 15 cities in the United States with one of the youngest fleet in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for ten consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100